UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MASSIMO GROUP

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57628N101

(CUSIP Number)

April 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 57628N101

1.	Names of Reporting Persons David Shan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,085,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,085,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,085,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 77.7%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	These shares are the Issuer’s shares of common stock, par value $0.001 per share (the “Common Stock”) and as more fully described under the heading “Description of Capital Stock” in the Issuer’s Registration Statement on Form S-1 (File No. 333-276095).

(2)	Based on 41,300,000 shares of common stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated April 1, 2024 filed with the Securities and Exchange Commission on April 3, 2024.

Item 1(a).	Name of Issuer

Massimo Group (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3101 W Miller Road

Garland, TX 75041

Item 2(a).	Names of Persons Filing

David Shan

Item 2(b).	Address of Principal Business Office, or if None, Residence:

3101 W Miller Road

Garland, TX 75041

Item 2(c).	Citizenship

David Shan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, $0.001 par value per share.

Item 2(e).	CUSIP Number

57628N101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).

☐	(g) A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

☐	(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J)

☐	(k) Group, in accordance with Rule 13d-1 (b)(1)(ii)(K).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of April 4, 2024, David Shan may be deemed to beneficially own 32,085,000 shares of Common Stock, representing 77.7% of the total Common Stock issued and outstanding. The percentage of Common Stock held by David Shan is based on 41,300,000 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as set forth in the prospectus dated April 1, 2024 filed with the Securities and Exchange Commission on April 3, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 4, 2024

By:	/s/ David Shan
Name:	David Shan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)